Vonage Holdings Corp.
Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-131659
April 18, 2006

        The issuer, Vonage Holdings Corp. ("Vonage"), has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus if you request it by calling toll-free 1-866-869-5224.

By W. David Gardner
Techweb News
March 30, 2006

Vonage Boasts One Million VoIP Customers With E911

        VoIP service provider Vonage said Thursday that more than one million of its subscribers are equipped with Enhanced 911 (E911) emergency calling service, which automatically links a physical address with a caller's telephone number.

        Vonage and other VoIP providers were instructed by the Federal Communications Commission last year to provide effective E911 service in the wake of incidents in which callers in need of emergency help were unable to establish their locations.

        Vonage said it worked with 911 Public Safety Answering Points throughout the U.S. to turn on the emergency calling service. The VoIP calling firm noted that it has a national emergency call center for its customers who use Wi-Fi phones or other calling devices not directly connected to landline phones.

        "With one million subscriber lines turned up with E911 service in just nine months, Vonage is leading the fastest nomadic E911 deployment in telecommunications history," said Jeffrey Citron, Vonage's chairman and chief strategist, in a statement.